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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

LL&E Royalty Trust
(Name of Issuer)
Units of Beneficial Interest
(Title of Class of Securities)
502003106
(CUSIP Number)
Andrew J. Rosell
Kleinheinz Capital Partners, Inc.
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102
(817) 348-8100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

October 17, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502003106

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,658,582

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,658,582

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,658,582

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.73%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IA, CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	502003106

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,658,582

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,658,582

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,658,582

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.73%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	502003106

1	NAMES OF REPORTING PERSONS John Kleinheinz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,658,582

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,658,582

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,658,582

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.73%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz”), Kleinheinz Capital Partners LDC, a Cayman Islands limited duration company (“LDC”) and Mr. John B. Kleinheinz (“Mr. Kleinheinz, and collectively with Kleinheinz and LDC, the “Reporting Persons”).
This Schedule 13D relates to units of beneficial interest (the “Units”) of LL&E Royalty Trust, a Texas trust (the “Issuer”), purchased by Kleinheinz for the account of private investment funds (the “Funds”) for which Kleinheinz acts as investment adviser and LDC acts as the general partner.
Item 1. Security and Issuer

Securities acquired: Units

Issuer:	LL&E Royalty Trust
c/o The Bank of New York Mellon Trust Company, N.A.,
Trustee
Global Corporate Trust
919 Congress Avenue
Austin, Texas 78701
Item 2. Identity and Background
(a) This statement is filed by: (i) Kleinheinz, a Texas corporation, (ii) LDC, a Cayman Islands limited duration company, and (iii) Mr. Kleinheinz, a United States citizen. Mr. Kleinheinz is the sole director and President of Kleinheinz and a director of LDC. In addition to Mr. Kleinheinz, the executive officers of Kleinheinz are James K. Phillips (“Mr. Phillips”), Chief Financial Officer, and Mr. Andrew K. Rosell (“Mr. Rosell”), General Counsel and Chief Compliance Officer. In addition to Mr. Kleinheinz, the other director of LDC is Mr. Phillips.
(b) The business address of each of Kleinheinz, Mr. Kleinheinz, Mr. Phillips and Mr. Rosell is 301 Commerce Street, Suite 1900, Fort Worth, Texas 76102. The business address of LDC is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KYI-9002 Cayman Islands.
(c) Kleinheinz and LDC provide investment services to private individuals and institutions. The principal occupation of Mr. Kleinheinz is investment management. The principal occupation of Mr. Phillips is Chief Financial Officer of Kleinheinz. The principal occupation of Mr. Rosell is General Counsel and Chief Compliance Officer of Kleinheinz.
(d) None of the Reporting Persons, nor Mr. Phillips or Mr. Rosell, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, nor Mr. Phillips or Mr. Rosell, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) Kleinheinz is a Texas corporation. LDC is a Cayman Islands limited duration company. Mr. Kleinheinz, Mr. Phillips and Mr. Rosell are United States citizens.
Item 3. Source and Amount of Funds
The net investment costs (including commissions, if any) of the Units purchased by the Reporting Persons are approximately $3,430,000. Currently, all Units are held by the Funds. The source of funds to purchase the Units was the working capital of the Funds.
Item 4. Purpose of the Transaction
The Reporting Persons acquired Units of the Issuer for investment purposes. This Schedule 13D is being filed in connection with the proposed liquidation of the Issuer’s assets. On October 17, 2008, the Reporting Persons sent a letter to the Trustee of the Issuer expressing their view that, due to adverse market conditions, now is not the appropriate time for the liquidation of the Issuer’s assets. The letter, a copy of which is filed as an exhibit to this Schedule 13D, is incorporated herein by reference.
The Reporting Persons may make, or cause to be made, further acquisitions of Units from time to time and may dispose of, or cause to be disposed of, any or all of the Units held by the Reporting Persons at any time. The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment. In connection with that evaluation, the Reporting Persons, in their individual capacities, may seek to meet with members of senior management or communicate publicly or privately with other investors or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to investors generally. As part of any such discussions, the Reporting Persons, in their individual capacities, may make recommendations, including but not limited to, changes in the strategic direction of the Issuer as a means of enhancing value to the investors, a change in the senior management and changes in the Issuer’s capital structure. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer
According to information provided by the Issuer in a Form 10-Q filed with the Securities and Exchange Commission on August 8, 2008, as of July 28, 2008, there were 18,991,304 Units outstanding.
(a) Klieinheinz, LDC and Mr. Kleinheinz may be deemed to beneficially own the 1,658,582 Units owned by the Funds, representing approximately 8.73% of the Issuer’s outstanding Units.
(b) Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the Units reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a). Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the Units each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Persons within the same chain of ownership report sole voting and dispositive power with respect to such Units.
(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7. Material to be Filed as Exhibits
Exhibit 1 — Joint Filing Agreement by and among Kleinheinz, LDC and Mr. Kleinheinz.
Exhibit 2 — Letter dated October 17, 2008 to the Trustee of LL&E Royalty Trust.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 17, 2008

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

KLEINHEINZ CAPITAL PARTNERS LDC

By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: Managing Director

/s/ John B. Kleinheinz

John B. Kleinheinz

EXHIBIT INDEX

Exhibit
No.	Description

Exhibit 1	Joint Filing Agreement by and among Kleinheinz, LDC and Mr. Kleinheinz.

Exhibit 2	Letter dated October 17, 2008 to the Trustee of LL&E Royalty Trust.

ANNEX A

				Price Per Unit
Transaction Date	Account	Buy/(Sell)	Number of Units	(US $)
10/14/2008	Funds	BUY	3,200	$1.01
10/15/2008	Funds	BUY	11,487	$1.00
10/16/2008	Funds	BUY	17,900	$0.98
10/17/2008	Funds	BUY	47,800	$0.97
All transactions were effectuated in the open market through a broker.